ITT Corporation 1133 Westchester Avenue White Plains, NY 10604 tel 914.641.2000

May 2, 2013

US Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20594

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of The Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ITT Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the Securities and Exchange Commission on May 2, 2013.

Respectfully submitted,

ITT Corporation

/s/ Burt M. Fealing

Burt M. Fealing
Senior Vice President,
General Counsel and Secretary